SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, DC  20549

                                        FORM 12b-25

                              Commission File Number 1-8129

                                NOTIFICATION OF LATE FILING

       (Check One):  [X] Form 10-K  [ ]  Form 11-K  [ ] Form 20-F
                     [ ]  Form 10-Q [ ]  Form N-SAR

For Period Ended:      December 31, 2008

[  ]  Transition Report on Form 10-K	[  ] Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F	[  ] Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  _________________________________________

       Read attached instruction sheet before preparing form. Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


	                     Part I.  Registrant Information

Full name of registrant      US 1 Industries, Inc.
                        _____________________________________________________

Former name if applicable

_____________________________________________________________________________

Address of principal executive office (Street and number)

                                      336 W. US Highway 30
_____________________________________________________________________________

City, State and Zip Code     Valparaiso, Indiana 46385
                            _________________________________________________

	                 Part II.  Rule 12b-25 (b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]	(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)   The subject annual report, semi-annual report, transition
              report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

	Part III.  Narrative

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       Due to a significant acquisition on December 18, 2008 and the work involved with consolidating the financial information, the registrant was not able to finalize the last changes to its Form 10-K and have them reviewed by management in connection with the required certifications in time to meet the filing deadline.


	Part IV.  Other Information

       (1)	Name and telephone number of person to contact in regard to
                this notification.

  W. Brinkley Dickerson, Jr.               404               885-3822
_____________________________________________________________________________
       (Name)				(Area Code)	(Telephone Number)

       (2)	Have all other periodic reports required under Section 13 or
                15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X]  Yes  [ ] No

       (3)	Is it anticipated that any significant change in results of
                operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ]  Yes  [X] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 US 1 Industries, Inc.
               ________________________________________________________
  	           (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date             March 31, 2009		By   /s/ Harold Antonson
    ____________________________             _____________________________
                                                 Harold Antonson
                                                 Chief Financial Officer